ATCO
GROUP

Corporate Office



Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

June 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed June 8, 2005 for symbol CU.NV
- Corporation's Form 1, filed June 8, 2005 for symbol CU.X
- Corporation's Form 1, filed June 8, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed June 8, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed June 8, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed June 8, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed June 8, 2005 for symbol CU.PR.B
- Insider Report, filed June 8, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C.
209
SECTION

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	41,433,743	As at :	05/01/2005

	Effect on Issued & Outstanding Securities
Stock Option Plan	12,750
Other Issuances and Cancellations	-16,200
Issued & Outstanding Closing Balance :	41,430,293

Stock Option Plan

Stock Options Outstanding Opening Balance: 815,450 As at : 05/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2005	N		12,750	1,350	
Totals		0	12,750	1,350	0

Stock Options Outstanding Closing Balance: 801,350 As at : 05/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2005	Conversion (General)	1,500
05/31/2005	Issuer Bid	-17,700
Totals		-16,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:38:11
Last Updated:	06/08/2005 15:36:11


SEC MAIL
RECEIVED
PROCESSING
JUN 15 2005
WASH. D.C.
209
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	22,014,242	As at :	05/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,500		
Issued & Outstanding Closing Balance :	22,012,742		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2005	Conversion (General)	-1,500
Totals		-1,500

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:39:21
Last Updated:	06/08/2005 15:38:48


RECEIVED
PROCESSING
JUN 15 2005
SECTION
209

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	05/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:39:55
Last Updated:	06/08/2005 15:39:48


SEC MAIL PROCESSING
RECEIVED
JUN 1 5 2005
WASH, D.C.
209
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	05/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:40:35
Last Updated:	06/08/2005 15:40:26


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C.
209
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	05/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:41:11
Last Updated:	06/08/2005 15:41:07



SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C.
209
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:41:43
Last Updated:	06/08/2005 15:41:38


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C.
209
SECTION

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	05/01/2005 - 05/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	06/08/2005 15:42:13
Last Updated:	06/08/2005 15:42:09


SEC MAIL PROCESSING
RECEIVED
JUN 1 5 2005
WASH. D.C.
209
SECTION

2005-06-06 16:48 ET

Insider transaction detail - View details for issuer

Transactions sorted by : Insider
Issuer name : Canadian Utilities (Starts with)
Filing date range : June 6, 2005 - June 6, 2005

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
493840	2005-05-06	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	61.2800	4,200						


ROCESSING
JUN 15 2005
209
SECTION

Insider transaction detail - View details for issuer

2005-06-06 16:48 ET

Transactions sorted by : **Insider**
Issuer name : **Canadian Utilities (Starts with)**
Filing date range : **June 6, 2005 - June 6, 2005**

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
493840	2005-05-06	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	61.2800	4,200						


PROCESSING
JUN 1 5 2005
209
SECTION

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
493841	2005-05-06	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
493842	2005-05-13	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	60.6800	4,200						
493888	2005-05-13	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
493889	2005-05-19	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,900	61.5100	3,900						
493893	2005-05-19	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,900		0						
493912	2005-05-27	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	63.9300	4,200						
493913	2005-05-27	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
493896	2005-05-31	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,200	64.1900	1,200						
493898	2005-05-31	2005-06-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,200		0						